NEWS RELEASE

New York - AG	May 6, 2021
Toronto – FR
Frankfurt – FMV

First Majestic Reports First Quarter Financial Results, Inaugural Dividend Payment,
and Appointment of VP Operations

Vancouver, BC, Canada – First Majestic Silver Corp. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) is pleased to announce the unaudited interim consolidated financial results of the Company for the first quarter ended March 31, 2021. The Company has also adjusted its cost reporting to reflect cash costs and all-in sustaining cost per ounce (“AISC”) on a per silver equivalent ounce (“AgEq”) basis compared to previous disclosure of only payable silver ounces. The full version of the financial statements and the management discussion and analysis can be viewed on the Company's website at www.firstmajestic.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in U.S. dollars unless stated otherwise.

FIRST QUARTER 2021 HIGHLIGHTS

•Revenues totalled $100.5 million, or 17% higher compared to Q1 2020, including a record $4.8 million from silver coins and bullion sales from the Company’s online retail store
•Realized average silver price of $27.13, a 56% increase compared to Q1 2020
•Cash costs increased to $12.61 per AgEq ounce, compared to $8.25 in Q1 2020, primarily due to higher ore development rates and mining contractor costs at Santa Elena to increase future production and higher energy costs at San Dimas
•AISC increased to $19.35 per AgEq ounce, compared to $12.23 in Q1 2020
•Mine operating earnings of $28.1 million, up 33% compared to Q1 2020
•Net earnings of $1.9 million, compared to net earnings of ($32.4) million in Q1 2020
•Adjusted EPS of $0.03 after excluding non-cash and non-recurring items
•Cash flow per share was $0.14 per share (non-GAAP)
•Strong working capital position of $232.8 million and total available liquidity of $297.8 million, including $65.0 million of undrawn revolving credit facility
•Declared a cash dividend payment of $0.0045 per common share for the first quarter of 2021 for shareholders of record as of the close of business on May 17, 2021 and will be distributed on or about June 4, 2021

“Strong metal sales, robust silver prices and higher-than-normal premiums for coins and bullion generated healthy revenues, earnings and cash flows during the first quarter,” stated Keith Neumeyer, President and CEO. “Due to the high demand for physical coins and bullion, our online retail store generated $4.8 million in silver sales during the quarter, or approximately 5% of our $101 million in total quarterly revenues, representing a new record in its

13-year online history. Furthermore, due to the current demand, the Company is working with numerous mints and refiners to direct as much silver sales as it can through its online store as possible.”

Mr. Neumeyer continued, “At the mining units, capital investments are beginning to accelerate at Santa Elena’s Ermitaño project as higher development rates are reached in order to prepare the new mine for initial production in early 2022. In addition, Santa Elena is expected to realize significant annualized cost savings of approximately $8 to $10 million starting in the second quarter as a result of its new LNG power plant. At the newly acquired Jerritt Canyon Gold Mine our operations team has begun the integration process and in the coming months ahead we expect to provide our operational plan and market guidance. Finally, I’m pleased to announce that our board of directors has approved the first-ever quarterly dividend payment which will be distributed to shareholders in early June.”

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Key Performance Metrics	2021-Q1	2020-Q4	Change Q1 vs Q4	2020-Q1	Change Q1 vs Q1
Operational
Ore Processed / Tonnes Milled	614,245	625,332	(2%)	599,142	3%
Silver Ounces Produced	2,908,024	3,452,959	(16%)	3,151,980	(8%)
Silver Equivalent Ounces Produced	4,540,296	5,477,492	(17%)	6,195,057	(27%)
Cash Costs per Silver Equivalent Ounce (1)	$12.61	$10.21	24%	$8.25	53%
All-in Sustaining Cost per Silver Equivalent Ounce (1)	$19.35	$16.12	20%	$12.23	58%
Total Production Cost per Tonne (1)	$90.03	$85.68	5%	$82.41	9%
Average Realized Silver Price per Ounce (1)	$27.13	$24.88	9%	$17.32	57%

Financial (in $millions)
Revenues	$100.5	$117.1	(14%)	$86.1	17%
Mine Operating Earnings	$28.1	$43.7	(36%)	$21.1	33%
Net Earnings (Loss)	$1.9	$34.5	(95%)	($32.4)	NM
Operating Cash Flows before Movements in Working Capital and Taxes	$31.1	$48.2	(35%)	$23.3	33%
Cash and Cash Equivalents	$201.7	$238.6	(15%)	$145.2	39%
Working Capital (1)	$232.8	$254.4	(8%)	$139.8	67%

Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.01	$0.16	(95%)	($0.15)	NM
Adjusted EPS (1)	$0.03	$0.11	(71%)	$0.04	(20%)
Cash Flow per Share (1)	$0.14	$0.22	(36%)	$0.11	26%
"NM" - Not meaningful
(1)  The Company reports non-GAAP measures which include cash costs per silver equivalent ounce produced, all-in sustaining cost per silver equivalent ounce produced, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the methods used by the Company to calculate such measures may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 25 to 30 30 of the Company's MD&A for further details of how these metrics are calculated by the Company together with for a reconciliation of non-GAAP to GAAP measures.

Q1 2021 FINANCIAL RESULTS
The Company realized an average silver price of $27.13 per ounce during the first quarter of 2021, representing a 56% increase compared to the first quarter of 2020 and a 9% increase compared to the prior quarter.

Revenues generated in the first quarter totaled $100.5 million compared to $86.1 million in the first quarter of 2020, primarily due to a 56% increase in average realized silver price, partially offset by a 24% decrease in silver equivalent ounces sold. First quarter revenues included a record receipt of $4.8 million from the sale of 146,827 ounces in silver coins and bullion at an average silver price of $32.65 per ounce, or a premium of approximately

24% above the quarterly spot price of $26.25 per ounce. Revenue from the sale of coins and bullion in the first quarter more than doubled over the prior year.

The Company reported mine operating earnings of $28.1 million representing a 33% increase compared to $21.1 million in the first quarter of 2020. The increase in mine operating earnings is primarily attributed to higher metal prices.

The Company reported net earnings of $1.9 million (EPS of $0.01) compared to net earnings of ($32.4) million (EPS of ($0.15)) in the first quarter of 2020. The increase in net earnings was primarily attributed to higher metal prices as well as a $22.7 million loss in the first quarter of 2020 related to mark-to-market adjustments on the Company's foreign currency derivatives.

Adjusted net earnings for the quarter was $7.0 million (Adjusted EPS of $0.03) compared to $8.2 million (Adjusted EPS of $0.04) in the first quarter of 2020, after excluding non-cash and non-recurring items.

Cash flow from operations before movements in working capital and income taxes in the quarter was $31.1 million ($0.14 per share) compared to $23.3 million ($0.11 per share) in the first quarter of 2020.

Cash and cash equivalents at March 31, 2021 was $201.7 million. In addition, the Company had strong working capital of $232.8 million and total available liquidity of $297.8 million, including $65.0 million of undrawn revolving credit facility.

OPERATIONAL HIGHLIGHTS

First Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	199,466	185,358	229,421	614,245
Silver Ounces Produced	1,716,143	453,528	738,354	2,908,024
Gold Ounces Produced	17,448	6,327	97	23,873
Silver Equivalent Ounces Produced	2,910,946	884,332	745,018	4,540,296
Cash Costs per AgEq Ounce	$10.00	$20.18	$13.77	$12.61
All-in Sustaining Cost per AgEq Ounce	$14.31	$25.66	$16.30	$19.35
Total Production Cost per Tonne	$140.29	$94.15	$42.99	$90.03

Total production in the first quarter was 4.5 million silver equivalent ounces, consisting of 2.9 million ounces of silver and 23,873 ounces of gold, representing a decrease of 16% and 9%, respectively, compared to the Company's record setting production in the previous quarter.

COSTS AND CAPITAL EXPENDITURES

Cash cost for the quarter was $12.61 per silver equivalent ounce , compared to $10.21 per ounce in the previous quarter. The increase in cash costs were primarily due to higher ore development and mining contractor costs at Santa Elena in preparation of additional ore faces to increase future production, as well as higher energy costs at San Dimas as a result of lower energy contribution from the hydroelectric dam due to dry season, which forced the mine to rely on the public electricity grid and diesel generators.

AISC in the first quarter was $19.35 per ounce compared to $16.12 per ounce in the previous quarter. The increase in AISC was primarily attributed to the increase in cash costs and sustaining costs being divided by 17% less silver equivalent ounces produced combined with a 14% increase in mine development rates.

Total capital expenditures in the first quarter were $45.1 million, primarily consisting of $14.5 million at San Dimas, $14.3 million at Santa Elena (including $6.7 million towards the Ermitaño project), $2.7 million at La Encantada, $12.6 million for strategic projects and $0.9 million at non-producing properties.

Q1 2021 DIVIDEND ANNOUNCEMENT

The Company is pleased to announce that its Board of Directors has declared a cash dividend payment in the amount of $0.0045 per common share for the first quarter of 2021. Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 1% of the Company’s net quarterly revenues divided by the Company’s then outstanding common shares.

The first quarter cash dividend will be paid to holders of record of First Majestic’s common shares as of the close of business on May 17, 2021 and will be distributed on or about June 4, 2021.

The amount and distribution dates of future dividends remain at the discretion of the Board of Directors. This dividend qualifies as an ‘eligible dividend’ for Canadian income tax purposes. Dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

APPOINTMENT OF VP OPERATIONS - MEXICO

The Company is pleased to announce the appointment of Colin Bower as Vice President of Operations – Mexico who will be responsible for all operational efforts at the Company’s Mexican operations. Mr. Bower will report directly to Steve Holmes, COO, of First Majestic.

Mr. Bower is a seasoned mining professional with over 30 years of successful operational, technical and commercial management experience and is fluent in Spanish. He brings a diverse skillset to First Majestic through his experience with medium and large-scale global surface and underground mining operations where he has focused on value creation through Operational Excellence, Resource Expansion, Cultural Change and ESG all while maintaining a keen focus on safety. Colin´s senior management experience includes Executive General Manager at Nevada Gold Mines and Barrick Nevada, General Manager at BHP´s Cerro Colorado Mine and KGHM´s Robinson Mine, Head of Non-Operated Joint Ventures at BHP Minerals Americas and Vice President Operations at the Sierra Gorda Mine in Chile.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine and the Jerritt Canyon Gold Mine.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; mine plans and mine life; costs of production; costs and timing of development at the Company's projects; capital projects and exploration activities and the possible results thereof; commencement of initial production at the Ermitano mine; and payment of dividends. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society, risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.